UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 20, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Updates

Senior Mortgage Loan – Continuum Mateo – Update

On April 6, 2016, we acquired from Fundrise Lending, LLC (“Lending”) a first mortgage loan with a maximum principal balance of $7,315,000 (the “Continuum Mateo Senior Loan”). The borrower, Continuum 647 Mateo, LLC, a Colorado limited liability company (“Continuum Mateo”), used the loan proceeds to purchase land located at 647 Mateo Street, Los Angeles, CA 90021 (the “Continuum Mateo Property”), and currently plans to develop a two-phase mixed-use project. The Continuum Mateo Senior Loan is secured by the Continuum Mateo Property. Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with Continuum Mateo.

On September 20, 2017, Continuum Mateo paid off the investment for the full amount of the Continuum Mateo Senior Loan principal drawn to date. All interest payments were paid in full during the investment period, amounting to approximately 9% interest received per annum.

Updates to Redemption Plan

On September 26, 2017, we adopted a revised Redemption Plan with a view towards providing investors with more frequently occurring redemption dates.

Reduction in Management Compensation

Beginning on September 26, 2017, the Company's Manager is changing its disposition fee from 0.50% of the gross proceeds upon liquidation of equity investments to only reimbursement of actual expenses incurred on the Company's behalf in connection with the liquidation of any assets.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 11, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     September 26, 2017